Exhibit 21
Subsidiaries of the Parent Company
As of December 31, 2017

The following bank subsidiaries are national banks and are organized under the laws of the United States:
Associated Bank, National Association
Associated Trust Company, National Association

The following nonbank subsidiary is organized under the laws of the State of Nevada:
Associated Investment Corp.

The following nonbank subsidiaries are organized under the laws of the State of Wisconsin:
Associated Community Development, LLC
Associated Financial Group, LLC
Associated Investment Services, Inc.
Associated MN Commercial RE, LLC
Associated Wisconsin Real Estate Corp.
Kellogg Asset Management, LLC
ACD Germania, LLC
Milwaukee Center Management, LLC